September 27, 2011

Mr. Patrick Gilmore

Accounting Branch Chief

Mail Stop 4561

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Computer Task Group, Incorporated

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 25, 2011

File No. 001-09410

Dear Mr. Gilmore:

In response to your letter of September 13, 2011 (“SEC Comment Letter”) to Mr. James R. Boldt, Chairman and Chief Executive Officer of Computer Task Group, Inc. (“CTG” or the “Company”), set forth below is CTG’s response to your comment. We have restated the Staff’s comment in this letter and then included our corresponding response.

Item 8. Financial Statements and Supplementary Data

Note 10. Equity-Based Compensation, page 51

1.

We note from your disclosures on page 53 that shares of restricted stock issued are considered outstanding and are eligible to receive dividends, if any are paid. Further, we note your disclosure that only vested shares of outstanding restricted stock are included in the calculation of basic earnings per share. Please clarify whether the holders of nonvested restricted stock have nonforfeitable rights to dividends or dividend equivalents. In this regard, tell us whether you consider these awards are to be participating securities that should be included in your computation of earnings per share under the two-class method. Refer to ASC 260-45-61A.

Company Response

We note the Staff’s comment. The restricted stock the Company has issued and is currently outstanding does not contain non-forfeitable rights to dividends or dividend equivalents. Additionally, the awards are not participating securities that should be included in our computation of earnings per share under the two-class method as the right of the holder to receive dividends or dividend equivalents will forfeit if an award does not vest. To clarify this information, we will modify our disclosure for this item in applicable future filings to read as follows:

“The shares of restricted stock issued are considered outstanding, can be voted, and are eligible to receive dividends if any are paid. However, the restricted shares do not include a non-forfeitable right for the holder to receive dividends as none will be paid in the event the awards do not vest. Accordingly, only vested shares of outstanding restricted stock are included in the calculation of basic earnings per share.”

Finally, please be advised that the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Once you have had the opportunity to review the Company’s response set forth in this letter, please contact the undersigned in writing or at 716.887.7221 with any comments or questions you may have.

Yours truly,

/s/ James R. Boldt

James R. Boldt
Chairman and Chief Executive Officer

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